Exhibit 6.3

LAS VEGAS ACES

SPONSORSHIP AGREEMENT

This Sponsorship Agreement (this "Agreement") is dated December 5th , 2022 (the "Effective Date"), by and between Las Vegas Basketball, LP ("Owner"), and the Sponsor entity set forth below ("Sponsor"), and consists of (x) the basic provisions and Elements set forth in Attachment 1 (attached hereto and incorporated herein by this reference) and (y) the Terms and Conditions set forth in Exhibit A (attached hereto and incorporated herein by this reference).

Capitalized terms used in this Agreement, but not otherwise defined on this cover page, shall have the respective meanings ascribed to them in Attachment 1 and Exhibit A. All exhibits attached hereto and referred to herein are hereby incorporated and made a part of this Agreement. This Agreement may be executed in more than one counterpart, including by facsimile or electronic or PDF signature, each of which will be deemed to be an original, but all of which will constitute one and the same agreement.

Owner is the owner and operator of the Las Vegas Aces ("Team") of the Women's National Basketball Association ("WNBA") that plays its home games at a sports and entertainment arena in Las Vegas, Nevada (the "Venue"), which is currently designated at Michelob Ultra Arena. Sponsor desires to acquire certain marketing and promotional rights with respect to the Team. Accordingly, in exchange for the consideration provided by Sponsor as set forth on Attachment 1, Owner agrees to provide or cause to be provided the Elements described on Attachment 1 in accordance with the terms, conditions and other provisions of this Agreement.

Owner:	Sponsor:

Las Vegas Basketball, LP	Thunder Energies Corp.

By: /s/ Matt Delsen	By: /s/ Ricardo Haynes
Name: Matt Delsen	Name: Ricardo Haynes
Title: COO/CFO	Title: Principal

Las Vegas Basketball, LP Matthew Delsen 11500 S. Eastern Ave, Suite 240 Henderson, NV 89052 mdelsen@lasvegasaces.com	Thunder Energies Corp. Ricardo Haynes 1100 Peachtree St. NE, Suite 200 Atlanta, GA 30309

with a copy to:

Holland & Hart LLP

9555 Hillwood Drive, 2nd Floor

Las Vegas, NV 89134

Attn: Greg Gilbert

Attn: Amber Lunn

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ATTACHMENT 1

Term - This Agreement shall commence on the Effective Date and continue for three (3) Contract Years ("Term"), unless sooner terminated in accordance with this Agreement. Each "Contract Year" shall mean each twelve (12) month period commencing on commencing on the Effective Date and continuing through December 31st, 2023 ("Initial Contract Year"). Except for the Initial Contract Year, each "Contract Year" thereafter shall mean each twelve (12) month period commencing on January 1st of a calendar year and conclude on December 31st of the following calendar year.

Sponsor shall notify Owner in writing on or before, July 15, 2025 of its request to extend the Initial Term by an additional two (2) Contract Years, commencing on January 1st, 2026 and expiring on December 3 Pt, 2027 ("Extension Term"). Owner, in its sole discretion, within ten (10) calendar days after receiving Sponsor's written notice of request to extend the Initial Term, shall notify Sponsor in writing of its decision on whether to extend the Initial Term. Should Owner agree to extend the Initial Term, this Agreement shall continue in full force and effect until December 3151, 2027, unless otherwise terminated in accordance with this Agreement. If Owner, elects to not agree to the Extension Term, this Agreement shall automatically terminate at the expiration of the Initial Term. As used in this Agreement, "Term" means the Initial Term and any Extension Term properly exercised and approved pursuant to this section.

All contracts, including this Agreement, are subject to all rules and regulations of the WNBA as they presently exist and as they may be amended or modified from time-to-time.

Cash Consideration for the Elements - Sponsor shall pay Owner the Fee as specified in the schedule set forth below (the "Fee") as consideration for the Elements pursuant to the payment schedule set forth below. As used in this Agreement, the "Aggregate Total Fee" shall mean a dollar amount equal to the sum of the Fee (if any). The Fee shall be due and payable as set forth below:

Payment Due Date	Payment Amount	Contract Year
February 15, 2023 April 15, 2023	$437,500 cash $437,500 cash	Initial Contract Year Effective Date - December 31, 2023
January 15, 2024 April 15, 2024	$450,625 cash $450,625 cash	Contract Year 2 January 1, 2024 - December 31, 2024
January 15, 2025 April 15, 2025	$464,144 cash $464,144 cash	Contract Year 3 January 1, 2025 - December 31, 2025
January 15, 2026 April 15, 2026	$478,068 cash $478,068 cash	Contract Year 4 January 1, 2026 - December 31, 2026
January 15, 2027 April 15, 2027	$492,411 cash $492,411 cash	Contract Year 5 January 1, 2027 - December 3 l, 2027

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Elements - The Sponsor shall receive the following below-listed Elements during the Term, subject to any additional requirements pertaining to WNBA rules and regulations. All details surrounding the below Elements shall be subject to the Owner's prior approval:

•	STRATEGIC BRANDING
1)	Aces4Change Partner
A.	Exclusive Aces4Change Partnership Trip: sponsor included on an exclusive trip put on by owner.
B.	Dinner With Nikki & Becky: VIP dinner with the two women that lead the Owner's franchise.
C.	Media Backdrop: inclusion in the media backdrop.
D.	Community Comer Partner: a program that brings nonprofits and different community groups to the building on behalf of the four partners of Aces4Change.
2)	Apron Signage:

1. Michelob Ultra Arena: Sponsor will have a logo on the baseline apron position on the outside edge of the court, except for national broadcasts.

11. Practice Facility: Sponsor will have a logo on the baseline apron position on the outside edge of the court.

•	DIGITAL ADVERTISING
3)	Sponsor will receive LED rotational ribbon board exposure at each regular season home game, as determined by Owner. All design work provided by Sponsor for the ribbon board is subject to approval of Owner.
4)	Subject to WNBA approval, Sponsor will receive DLP courtside rotational signage at each regular season, non-nationally televised home game, as determined by Owner. All design work provided by Sponsor for the courtside signage is subject to the approval of Owner.
5)	Sponsor will receive LED scoreboard signage at each regular season home game, as determined by Owner. All design work provided by Sponsor for the scoreboard is subject to the approval of Owner.
•	IN-GAME
6)	Threes 4 Trees: for each three-pointer made during the season for the Aces, Sponsor and Owner will work together to donate to a sustainable cause here in Las Vegas. There will be a mention on each gameday of the program.
7)	Energy Noise Meter: Sponsor will have a branded feature around the noise level within Michelob Ultra Arena.
•	DIGITAL (SOCIAL)
8)	What Fuels You: Working together to help showcase what Fuels the players on behalf of Thunder Energies. Will be shown on our website, social, during games and other events.
9)	Off Season Asset Management: In the offseason we have players in Australia, Turkey, Italy, France, etc.. Each post about those players will tie in asset management thanks to Thunder Energies.
10)	Financial Literacy Summit/Conference: We will work together to host a summit, conference, mini speaking series, or etc. to help educate either local Las Vegas or folks from all over the country.
•	VIP HOSPITALITY
11)	Four (4) Courtside Seats
12)	Suite Nights: six (6) suite nights during the season.
13)	Practice Facility Use: one (1) use of the practice facility.
14)	Golf Outing: one (1) foursome in Owner's yearly golf outing.
•	IP & EXCLUSIV1TIES
15)	Marks & Logos: rights to use Teams marks, logos and player inclusion in branded material. All design work provided by Sponsor for the courtside signage is subject to the approval of Owner.
16)	Official Partner Designation: ability to use "Official Partner of the Las Vegas Aces" & "Aces4Change Partner" in all marketing materials

17)	Category Exclusivity: Sponsor will have exclusivity within the asset management and mining categories.

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Playoff Fees & Terms- In addition to the Fee set forth above, in the event the Team qualifies for the WNBA post-season playoffs during any Contract Year of the Agreement subject to relevant WNBA rules, Sponsor shall be required to purchase the Elements, which are subject to availability during playoffs and may change in Owner's sole discretion, for every game of each round of the playoffs in an amount equal to the Playoff Element Fee (as defined below). As used herein, the 'Playoff Element Fee" means a flat fee in a dollar amount equal to (x) the Aggregate Total Fee (minus the ticket cost, if any, included in the Elements as measured at the applicable face value price per game) divided by eighteen (18) (or the then-current number of home games in the applicable season), and then multiplied by the actual number of home playoff games played by the Team. Furthermore, if the Team qualifies for the playoffs and if Sponsor has season tickets included in the Elements, Sponsor may be required to purchase the same number of playoff tickets for each home game at a to-be- determined escalated rate (the "Playoff Ticket Fee"); provided, however, that if Sponsor's elements include individual game tickets, those tickets will not carry over as an Element into the playoffs. For each Contract Year, Sponsor shall pay to Owner the Playoff Element Fee and Playoff Ticket Fee within thirty (30) days after completion of the final playoff game by the Team.

WNBA Rules re: Signage and Other Advertising - The WNBA requires that the terms and conditions set forth below apply to this Agreement if Sponsor purchases any signage or other advertisement Elements from the Team.

(a)	For nationally televised games, the WNHA will control all signage (including but not limited to courtside signage, pole pads, seat backs, message boards, rotating signage, equipment and scoreboard underbelly) visible in the area of the court, locker room or any press interview area.
(b)	All advertising and promotions that depicts or refers to the Team or the Team's players or coaches and is scheduled to run during a local telecast must be approved by Owner and WNBA. Commercial affidavits and tapes for each local telecast must be submitted to the WNBA at the end of each broadcast calendar.
(c)	All radio advertising that depicts or refers to the Team or the Team's players or coaches and is scheduled to run during a local broadcast must be approved by Owner and WNBA. Commercial affidavits and tapes for each local broadcast must be submitted to the WNBA at the end of each broadcast calendar.
(d)	In the event the Team qualifies for the playoffs, any signage, promotional or sponsorship presence within the Venue must be approved by Owner and WNBA.
(e)	Advertising on the Team's website, any Team social networking page or the Team mobile application may be subject to approval by Owner and WNBA and must adhere to all guidelines set forth by the WNBA, including any size specifications.
(f)	Sponsor may be included on Team social networking pages (as approved by Owner and WNBA) for the following purposes: (i) to promote a Team event or program sponsored by Sponsor that will take place within Owner's 75-mile home radius, and (ii) identify such Sponsor as the sponsor of team-related content on the Team Social Networking Page. Team will remove all Sponsor content from any Team social networking page upon request by the WNBA.

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EXHIBIT A

TERMS AND CONDITIONS

1.	TERM. The Term of this Agreement shall be as set forth in Attachment 1.

2.	ELEMENTS.

(a)           During the Term, Owner shall provide Sponsor with the elements set forth in Attachment 1 ("Elements"). Costs, including but not limited to all materials for advertising such as artwork, radio and/or television copy and signage (collectively, "Content") associated with the production and execution of Elements, shall be the sole responsibility of Sponsor. Any third party licensing and rights required hereunder, including without limitation any and all necessary consents and clearances for the Content and the exploitation thereof (e.g., to players, leagues, players associations, artists, unions or guilds, or music royalties, synchronization fees, or public performance fees), shall be obtained and paid solely by the Sponsor. Out-of-pocket costs for promotions, client entertainment and all gifts and prizes provided in promotions and contests which are not specifically included in Attachment 1 shall be paid for and provided by the Sponsor. Written request for scheduling of all promotions and receptions, if applicable, must be presented to Owner at least thirty (30) days in advance of the desired date and are subject to the exclusive and sole discretion of owner.

(b)           Notwithstanding anything to the contrary contained herein. if Owner is unable to provide any of the Elements, the parties shall negotiate in good faith to identify substitute signage or promotional rights of comparable value or, if no such substitute signage or promotional rights are available, to mutually agree upon an appropriate adjustment in the fees payable by Sponsor hereunder. In the event the Owner elects to discontinue an Element which would eliminate or reduce Sponsor's Elements (e.g., Owner elects to discontinue an advertisement placement), Sponsor will receive a mutually agreeable replacement Element of equivalent value of a similar type as the unavailable Element. Sponsor acknowledges that, from time to time, certain portions of the Venue may undergo construction or repair, and that Sponsor may, as a result, lose the opportunity to obtain certain Elements. In that event, Owner will use commercially reasonable efforts to provide Sponsor with temporary placement for its signage in mutually agreeable locations or other mutually agreeable replacement benefits. If the parties are unable to agree upon the appropriate substitution or fee reduction, the matter shall be submitted to an arbitrator as more particularly described in Section 8 below.

(c)           Notwithstanding anything to the contrary herein, Owner shall retain all rights to season seats, all parking passes, club passes, and VIP passes assigned to Sponsor. Should this Agreement be canceled, not renewed, or otherwise terminated, Sponsor shall return the foregoing and such assets shall remain the exclusive property of Owner.

(d)           Except as expressly set forth in this Agreement, Sponsor's rights under this Agreement are non-exclusive and nothing in this Agreement prevents or limits the right or ability of the Owner to enter into contracts with any third party for marketing or other services, including third parties in the same or similar business category as Sponsor.

3.	COST AND PAYMENT TERMS.

(a)           In consideration for the Elements to be provided by Owner during the Term, Sponsor shall pay Owner as set forth on Attachment 1.

(b)           In the event Owner does not receive any payment from Sponsor on or before the applicable payment due date, Owner may consider such failure to pay a material breach and may elect to charge Sponsor a late fee of three percent (3%) per month of the payment then due and owing until it is paid in full. In addition to and without limiting the foregoing, if Sponsor fails to cure such default within five (5) days of written notice, Owner may elect to terminate this Agreement pursuant to Section 6 below.

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(c)           Owner (or any of Owner's affiliates) may utilize in-kind trade consideration (if any), as set forth in Attachment 1, as needed over the course of the Term. If Owner does not fully utilize the full amount of its in-kind trade consideration during any particular Contract Year, as defined in Attachment 1, Owner shall be entitled to utilize the unused portion of such consideration during the following Contract Year.

The foregoing amounts are net of any commissions owing to advertising agencies or other third parties and Owner shall have no responsibility for the payment of any such commissions.

4.	RULES RE: ADVERTISING.

(a)           Owner shall require that certain rules and regulations be adhered to with respect to sponsorships and other advertising at the Venue' as further detailed on Exhibit B (attached hereto and incorporated herein by this reference). Owner reserves the right to update Exhibit B and any and all updates by Owner to Exhibit B shall be incorporated into this Agreement. Owner shall provide the updated Exhibit B to Sponsor within fifteen (15) days of requiring Sponsor to adhere to any such updates to Exhibit B. Therefore, any and all advertising and sponsorships resulting from this Agreement shall be subject to those rules and regulations as well as the consent of Owner as to content and presentation of any Elements including, but not limited to, quality, good taste, and to prevent any presentation that would reflect poorly on Owner, the Team, or the Venue. Notwithstanding anything to the contrary in this Agreement, and for the avoidance of doubt, Owner reserves the right to change the location of the Venue in its sole discretion, and in such event, to the extent the Elements are materially impacted then the terms of Section 2(b) above shall apply; provided that the parties hereto agree that temporary changes to the Venue location (i.e. less than five (5) games per season) shall not be deemed to have a material impact on Sponsor.

(b)           Sponsor shall present the content and form of all advertising or promotional material under this Agreement (the "Advertisement Material"), if any, for review and approval by Owner reasonably in advance of the date(s) scheduled for the promotions to occur, and the Owner shall have the right to reject any such promotions which, in Owner's reasonable opinion: (1) fails to meet the requirements described above, or (2) may adversely affect, or be detrimental to the reputation, good will, or the best interests of the Owner.

(c)           Time is of the essence with respect to each and every obligation of Sponsor under this Agreement and Sponsor hereby acknowledges that any delay will be disruptive to Owner and Owner's business. Sponsor shall be responsible for adhering to all deadlines imposed by the Owner with respect to the submission of Advertisement Material. Sponsor shall be responsible for checking the copy of all Advertisement Material for accuracy and providing the Owner with prompt written notice of errors or changes within the applicable deadlines. The Owner shall not be liable (for consequential damages or otherwise, whether or not foreseeable) to Sponsor for any errors or omissions relating to any Advertisement Materials.

(d)           No contest or sweepstakes of any nature shall be part of any Advertisement Material unless Sponsor shall first submit full details thereof in writing to Owner, and Owner provides written prior approval of such contest or sweepstakes.

(e)           Advertisement Material shall not contain: (i) misleading, unwarranted, exaggerated, or doubtful claims or statements, and Sponsor guarantees the truth of all claims and statements made in all Advertisement Materials; (ii) infringement of another person's or entity's rights, whether by plagiarism, copyright or trademark infringement, or otherwise; (iii) disparagement of any competitor or any competitor's goods or services; (iv) statements or announcements that are slanderous, obscene, profane, vulgar, repulsive, or offensive, either in theme or in treatment; and (v) mention by name of other generally advertised products or services.

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5.	USE OF MARKS.

(a)           Owner hereby grants Sponsor a non- exclusive, revokable, and limited right to use the Team name and logo (collectively, the “Licensed Team Trademarks,” as applicable) during the Term for solely for the promotional and marketing purposes in conjunction with the sponsorship arrangements provided for under this Agreement, provided that any use of the Licensed Team Trademarks by Sponsor (i) shall be subject to prior written approval in each case by Owner and WNBA Enterprises, LLC ("Enterprises"), as more particularly set forth below, and (ii) must use the Team established logo-type, trademark, or service mark. The rights granted pursuant to this Section may not be licensed, transferred, or assigned by Sponsor, except in conjunction with an assignment of this Agreement to an Owner-approved assignee pursuant to the terms of this Agreement. Sponsor agrees that it will not at any time during the Term or thereafter attack the title or any rights of the Licensed Team Trademarks and will reasonably cooperate with Owner to protect any of the Owner's rights that may be questioned or threatened. Sponsor shall not make any alteration or changes to the Licensed Team Trademarks or display any Licensed Team Trademarks in an altered, cut- off, or truncated manner. Nothing in this Agreement grants any right to use any of the names, images, or likenesses of any Owner or Team players or coaches. Sponsor recognizes that it is not authorized to use, or authorize any other person to use, any Licensed Team Trademarks alone or in conjunction with other trademarks, trade names, or corporate names for any purpose whatsoever, including for the purpose of promoting Owner or the Agreement without the prior written approval of the Owner. Any use of any Licensed Team Trademarks in connection with an endorsement, express or implied, of any advertiser, Sponsor, product or service other than Sponsor is strictly prohibited.

(b)           Sponsor hereby grants Owner a non- exclusive, limited license to use Sponsor's trademarks, trade names, and senrice marks (collectively, the "Licensed Sponsor Trademarks," as applicable) during the Term for promotional and marketing purposes in conjunction with the sponsorship arrangements provided for under this Agreement. Any such use of the Licensed Sponsor Trademarks by Owner (i) shall be subject to prior approval by Sponsor (which approval shall not be unreasonably withheld or delayed), and (ii) must use Sponsor's established logo-type, trademark, or service mark.

(c)           Except as otherwise explicitly set forth in this Section 5, nothing in this Agreement is intended to convey any ownership or other rights in the trademarks, service marks, copyrights, or other intellectual property rights ("Marks") of either party hereto and ownership of all such Marks shall remain the property of the appropriate party, as the case may be. Except as otherwise specifically provided in this Agreement, nothing in this Agreement provides Sponsor any right or license to use the tradenames, trademarks, logos, copyrights, or other proprietary rights of any third party.

(d)           Notwithstanding anything to the contrary above, in no event shall Sponsor have the right to use the Licensed Team Marks outside of the Owner's WNBA territory (i.e. 75-mile radius of Las Vegas) without obtaining the prior written approval of Owner.

(e)           Nothing in this Agreement shall preclude Owner from using (i) the appearance of Licensed Sponsor Trademarks (in connection with the Elements) in photographs and video footage of Tearn games and events in perpetuity when used for any reason in any and all forms of media, whether now or existing or hereafter developed, or (ii) the sale after the Term of any remaining inventory of products (if any) bearing the Licensed Sponsor Trademarks created in connection with the Elements, all in accordance with WNBA Rules.

(f)            Upon the expiration or termination of this Agreement, each party agrees to cease any and all use of the other party's Marks, except that both parties shall be given a reasonable opportunity (but in no event longer than three (3) months from the expiration or termination of this Agreement) to remove or replace signage or other materials featuring the other party's trademarks. Each party will be solely responsible for the removal or replacement of materials incorporating the other party's trademarks.

(g)           The parties to this Agreement acknowledge that Enterprises has the exclusive right to use, and license others to use, (i) the trademarks, logos, uniforms, symbols, identifications and names of the WNBA and its teams ("WNBA Marks"), (ii) photographs, video, and audio of WNBA games and/or WNBA events, and (iii) other WNBA-related content (e.g., likenesses of groups of players and game statistics) entitled to copyright, trademark, or other legal protection ((i)-(iii) referred to collectively as "WNBA Intellectual Property"), and (d) tickets to WNBA games or events ("WNBA Tickets"). No proposed use of WNBA Intellectual Property or WNBA Tickets may be made for any promotional or commercial purpose (e.g., contests or sweepstakes) without the express written consent of Enterprises.

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6.	TERMINATION.

(a)           In the event that Sponsor fails to make any payments specified under this Agreement or is otherwise in material breach of this Agreement, Owner shall have the right, in addition to any other rights and remedies that may be available at law or otherwise, to elect to terminate this Agreement in its entirety and Owner shall be relieved of all obligations hereunder. In such event Owner shall be entitled to retain all Sponsor monies paid to date, or be reimbursed by Sponsor for Owner's out of pocket expenses, which monies shall be repaid by Sponsor to Owner upon Owner's on demand.

(b)           Without prejudice to any other rights or remedies that the terminating party may have, either party may terminate this Agreement immediately by delivery of notice to the other if any of the following events shall occur: (i) if the other party files, or has filed against it, a bankruptcy or reorganization petition, makes an assignment for the benefit of creditors, becomes insolvent or is otherwise unable to pay its debts when due; or (ii) if the other party commits a material breach of this Agreement (other than for payment) and fails to cure such breach within fifteen (15) days after receipt of written notice from the other party, except that Sponsor's time period for curing a payment breach shall be five (5) days after receipt of written notice from Owner.

7.             ASSIGNMENT. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any party hereto (including, without limitation, via change of control of the ownership or equity of such party) without the prior written consent of the other party, except for (a) collateral assignments or pledges of, or grants of a security interest in, this Agreement (a "Pledge") by Owner to its lender(s) ("Pledgee(s)") from time to time, (b) assignment by Owner to any purchaser or tnu1sforc.c. in any 8nlc or trurn,fer purnuwit to a Pledge under (a) above (including subsequent transfers in such chains of title), (c) assignment in connection with a imle of Owner or the Team (in whole or in part) to a buyer who assumes Owner's obligations hereunder, or (d) assignment by Owner to an affiliate. Neither the Pledgee nor any other financial institution which hereafter becomes a pledgee of this Agreement shall incur any obligations under this Agreement unless and until they are the purchaser in foreclosure.

8.             ARBITRATION, WAIVER OF CONSEQUENTIAL DAMAGES, WAIVER OF JURY TRIAL.

(a)           ARBITRATION. Other than any claim for equitable or injunctive relief, all other claims, disputes and other matters in question between the parties arising out of or relating to this Agreement shall be decided by binding arbitration before one mutually agreed upon neutral arbitrator in Las Vegas, Nevada in accordance with the Comprehensive Commercial Arbitration Rules of JAMS then in effect. The determination and award of the arbitrator shall be based upon application of existing substantive statutes and case law, interpretation in accordance with applicable contract law of this Agreement, and the evidence presented by the parties to the arbitrators. Each party shall bear its own costs in connection therewith, except that the prevailing party shall be entitled to recover, and the arbitrator shall be empowered to award, costs and reasonable attorneys' fees to the prevailing party.

(b)           WAIVER OF CONSEQUENTIAL DAMAGES. IN ANY ACTION FOR DAMAGES ARISING OUT OF OR RELATING TO THIS AGREEMENT (EXCLUDING THOSE THIRD PARTY INDEMNITY OBLIGATIONS ARISING UNDER SECTION 16 HEREOF), NO PARTY SHALL BE LIABLE FOR OR RESPONSIBLE UNDER ANY CIRCUMSTANCES FOR ANY CONSEQUENTIAL, INDIRECT SPECIAL, INCIDENTAL OR PUNITIVE DAMAGES.

(c)           WAIVER OF JURY TRIAL. EXCEPT WITH RESPECT TO THIRD PARTY LAWSUITS AND INJUNCTIVE OR EQUITABLE RELIEF, EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVE ITS RIGHT TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY DEALINGS BETWEEN THE PARTIES HERETO RELATING TO THE SUBJECT MATTER HEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT COULD HAVE BEEN FILED IN ANY COURT AND THAT COULD RELATE TO THE SUBJECT MATTER OF THIS AGREEMENT (EXCLUDING CLAIMS FOR INJUNCTIVE OR EQUITABLE RELIEF, AND CLAIMS FILED BY THIRD PARTIES), INCLUDING, BUT NOT LIMITED TO, CONTRACT CLAIMS, TORT CLAIMS, BREACH OF DUTY CLAIMS AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. EACH OF THE PARTIES HERETO ACKNOWLEDGES THAT THIS WAIVER IS A MATERIAL INDUCEMENT TO ENTER INTO THIS AGREEMENT. EACH OF THE PARTIES HERETO HEREBY FURTHER ACKNOWLEDGES AND AGREES THAT EACH HAS REVIEWED OR HAD THE OPPORTUNITY TO REVIEW THIS WAIVER WITH ITS RESPECTIVE LEGAL COUNSEL, AND THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH SUCH LEGAL COUNSEL.

__ Sponsor __ Owner

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9.             GOVERNING LAW & SUBORDINATION. This Agreement will be governed by and construed in accordance with the laws of the State of Nevada. This Agreement shall be subject to (a) any applicable federal, state or local laws, rules or regulations, (b) the constitution, bylaws, resolutions, and other rules, regulations, policies, directives, rulings and/or orders of any applicable sport governing body, including without limitation the WNBA, and (c) the rules, regulations, and/or policies of the Venue, in each case as in effect on the date hereof and as may be amended from time to time.

10.          SEVERABILITY. If any provision of this Agreement shall for any reason be held to be invalid or unenforceable, such invalidity or unenforceability shall not affect any other provision hereof and this Agreement shall be construed as if such invalid or unenforceable provision were omitted.

11.          RELATIONSHIP OF PARTIES. The parties to this Agreement are independent contractors, and no partnership, joint venture, employment or fiduciary relationship between them is intended or created hereby. None of the parties shall have the right, power, or authority to waive any right, grant any release, make any contract or other agreement, or assume or create any obligation or responsibility, express or implied, on behalf of or in the name of the other parties or to bind the other parties in any manner for anything whatsoever or otherwise to act in the name of the other parties except as expressly set forth in this Agreement.

12.          NOTICES. All notices required or permitted to be given under this Agreement shall be in writing, delivery by personal delivery, mail, registered or certified, postage prepaid, with return receipt requested, or facsimile. Notice by mail shall be sent concurrently with any facsimile notice. Notices shall be addressed to the parties at the address or telecopy number specified below, but each party may change its address or telecopy number by written notice in accordance with this Section. Notices delivered personally or by facsimile shall be deemed communicated as of actual receipt and notices by mail shall be deemed communicated three (3) days after mailing. Notices shall be delivered to the contacts indicated on the cover page to this Agreement.

13.          AMENDMENT; WAIVER This Agreement may be modified or waived only by a separate writing signed by both parties. The failure of any party at any time to require performance by the other party of any provisions set forth herein shall in no way affect the parties' rights to enforce such provisions, nor shall waiver by either party of any breach of this Agreement be taken or held to be a waiver of any further breach of the same.

14.          CONSTRUCTION. The parties agree that each party has reviewed this Agreement and has had the opportunity to have counsel review the same, and that the language used in this Agreement will be deemed to be the language chosen by the parties hereto to express their mutual intent and no rule of strict construction shall be applied against any party. Whenever required by the context, any gender shall include any other gender, the singular shall include the plural and the plural shall include the singular.

15.          REMEDIES. The rights and remedies of the parties hereunder whether herein specified or otherwise, shall be cumulative and the exercise of one or more of them shall not preclude the exercise of any other rights or remedies they may have hereunder, or hy l;:iw.

16.          INDEMNIFICATION.

(a)           Owner hereby agrees to protect, defend, indemnify, and hold harmless Sponsor and its affiliates, as well as their respective officers, directors, shareholders, members, agents, subcontractors and employees (collectively, the "Sponsor Indemnified Parties") from and against any and all claims, debts, liabilities, demands, obligations, costs, fees, expenses, actions, and causes of action of any kind or nature whatsoever (including reasonable attorneys' fees) ("Claims"), arising directly or indirectly from or out of any (i) breach by Owner of its covenants or obligations hereunder, or (ii) act or omission by Owner or Owner Indemnified Parties, except to the extent attributable to the negligence or willful misconduct of a Sponsor Indemnified Party.

(b)           Sponsor hereby agrees to protect, defend, indemnify, and hold harmless Owner, Mandalay Bay, LLC, MGM Resorts International, WNBA, Enterprises, NBAP, NBA Media Ventures, NBA Digital, and the other WNBA teams and their licensees and designees, and each of their respective parents, affiliates, subsidiaries, partnerships, joint ventures, as well as their respective officers, directors, shareholders, members, agents, employees, tenants, and sponsors as well as the (collectively, the "Owner Indemnified Parties' ) from and against any and all Claims arising directly or indirectly from or out of any (i) breach by Sponsor of its covenants or obligations hereunder, (ii) Claims related to any use or purchase of any Sponsor product or service (including Sponsor subsidiary and affiliate products and services), (iii) act or omission by Sponsor or Sponsor Indemnified Parties, except to the extent attributable to the negligence or willful misconduct of an Owner Indemnified Party. Additionally, Sponsor hereby further agrees to protect, defend and indemnity Owner Indemnified Parties harmless from and against any and all Claims arising directly or indirectly from or out of the Content or Licensed Sponsor Trademarks.

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17.          FORCE MAJEURE. In the event that the performance of this Agreement is prevented because of an act of nature or force majeure or if the exhibition of any event is cancelled because of strike, lockout, labor dispute, or other cause of similar nature beyond the reasonable control of Owner, the same shall not constitute a breach of this Agreement by Owner, provided, that Owner uses commercially reasonable efforts to overcome or mitigate the effects of such occurrence. If any regular season WNBA games are cancelled during a particular Contract Year due to a player strike, management lockout, or comparable work stoppage (singly or together, a "Work Stoppage"), the following provisions shall apply:

(a)           for purposes of this Section 17: (i) a regular season WNBA game shall not be considered cancelled if it is postponed and played at a later date; (ii) regular season WNBA games scheduled for a particular Contract Year shall be referred to as "Scheduled Games;" (iii) Scheduled Games for a particular Contract Year cancelled as the result of the Work Stoppage shall be referred to as "Cancelled Games;" (iv) the Contract Year during which the Work Stoppage occurs shall be referred to as the "Work Stoppage Year;" and (v) the Contract Year immediately following the Work Stoppage Year shall be referred to as the "Post Work Stoppage Year;"

(b)           if fewer than twenty-five percent (25%) of a Contract Year's Scheduled Games are cancelled due to the Work Stoppage, there shall be no adjustment to the Aggregate Total Fee, as set forth in Attachment 1;

(c)           if twenty-five percent (25%) or more of a Contract Year's Scheduled Games are cancelled due to the Work Stoppage, then Sponsor shall be obligated to pay the full amount of the Aggregate Total Fee due for the Work Stoppage Year, and the Aggregate Total Fee due for the Post Work Stoppage Year shall be reduced by an amount equal to the product of (i) the Aggregate Total Fee due for the Work Stoppage Year and (ii) a fraction, the numerator of which shall be the total number of Cancelled Games for the Work Stoppage Year, and the denominator of which shall be the total number of Scheduled Games for the Work Stoppage Year;

(d)           if more than fifty percent (50%) of a Contract Year's Scheduled Games are cancelled due to the Work Stoppage, then, in addition to the Aggregate Total Fee reduction set forth in Paragraph 17(c) above, the Term shall be extended for an additional year on the same terms and conditions (without giving effect to the provisions of this Section 17) as are provided in this Agreement; and

Sponsor acknowledges and agrees that its sole and exclusive remedy in the event of a Work Stoppage shall be as provided in this Section 17, subject to and without limiting the make good provision in Section 2(b). Nothing contained in this Section shall limit or otherwise affect Sponsor's obligation to pay to Owner during the Work Stoppage Year or any other Contract Year the Aggregate Total Fees and all other payments required under this Agreement for such Contract Year.

18.          CONFlDENTIALITY. The parties all agree that the terms of this Agreement are confidential and shall not be disclosed to any third party (other than each party's respective officers, directors and employees, in their capacities as such, and their respective auditors and lawyers), except as may be required by law, rule or regulation (including at the request of any gaming authority); provided, however, that Owner may disclose this Agreement to its prospective and actual lenders. In the event that a party desires to make a public statement or announcement or other communication to any third party regarding this Agreement, such party must consult with the other party before issuing any press release or otherwise making any such statements and no party nor any of its a ffi1iates shall issue any such press release or other third party communication unless each of the parties agree in advance on the form and substance of such communication, except as may be required by law.

19.          ENTIRE AGREEMENT. This Agreement embodies the entire agreement and understanding of the parties with respect to the subject matter hereof and supersedes all prior and contemporaneous agreements or understandings between the parties, oral or written, with respect thereto.

20. COMPLIANCE WITH LAW. The parties hereto shall at all times (including, without limitation, in connection with its receipt or provision of any of the sponsorship rights and benefits set forth in Attachment 1, and its fulfillment of its responsibilities and obligations set forth in this Agreement) comply with all applicable federal, state, county and local laws, rules, orders, statutes, and regulations (including, without limitation, those governing sweepstakes, promotions, advertisements, texting, emailing, and those governing the sale, possession, and consumption of alcoholic beverages) (collectively, "Applicable Law").

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21.          INSURANCE. Without limiting Sponsor's liability to Owner and Owner's affiliates, during the Term, Sponsor, at its sole cost and expense, shall carry and maintain insurance coverage and policies as outlined by"low Sponsor shall require each of its subcontractors to adhere to these same requirements or shall insure the activities of such subcontractors in Sponsor's insurance policies. Sponsor shall be solely responsible for, and required to remedy, all damage or loss to any property caused in whole or in part by Sponsor, Sponsor's subcontractors, or anyone employed, directed, or supervised by Sponsor. The required insurance coverage shall be issued by an insurance company or companies with a current A.M. Best Company rating of at least A-: VII. The coverage required of Sponsor is as follows:

(a)          Commercial General Liability Insurance (occurrence form)-Covering all operations (including products liability, completed operations, liquor liability (for events hosted by Sponsor), personal and advertising injury). This insurance shall be blanket contractual with limits of at least US$1,000,000 each occurrence and US$2,000,000 aggregate for property damage and bodily injury (including death). The commercial general liability policy shall include no exclusions or limitations in coverage for punitive damages, abuse/molestation and assault & battery.

(b)          Workers' Compensation Insurance- Limits as required by statute in the state(s) where work and/or services are performed and covering all of Sponsor's employees performing work and/or services in connection with this Agreement. The workers' compensation policy shall include coverage for sole proprietors, partners, executive/corporate officers or LLC members.

(c)          Employers ' Liability Insurance- US$1,000,000 each accident and each employee for disease.

(d)          Business Automobile Liability Insurance-US $1,000,000 combined single limit coverage each accident. This policy shall include coverage for loss, due to bodily injury or death of any person, or property damage arising out of the operation or use of any automobile whether owned, non-owned, hired or leased.

(e)           Umbrella/Excess Liability Insurance-US $2,000,000 each occurrence I aggregate. The umbrella/excess liability insurance policies must be follow form of the primary commercial general liability, business automobile liability and employers' liability policies. The umbrella/excess liability insurance policies shall include no exclusions or limitations in coverage for punitive damages, abuse/molestation and assault & battery.

Additional Insured. The required commercial general liability, business automobile and umbrella/excess liability policies shall include the Owner Indemnified Parties as additional insureds for both ongoing and completed operations. The additional insured status shall apply to the full limits of liability purchased by Sponsor even if those limits of liability are in excess of those required by this Agreement. Sponsor's insurance shall apply separately to each insured against whom a claim is made or a suit is brought. The policies required herein shall not exclude claims made against the insured by an additional insured.

Certificates of Insurance. Upon execution of this Agreement and prior to the commencement of any work, or performance of any services pursuant to the Agreement and prior to the expiration of each insurance policy, Sponsor shall furnish Owner with certificate(s) of insurance evidencing the required insurance coverage and referencing the Agreement. Each certificate will include a provision requiring the insurance carrier to provide directly to Owner at the address shown in the Notices Section of the Agreement, if any, thirty (30) days advance written notice before any termination or cancellation of coverage to the policies shown on the certificate takes effect, regardless of whether such action was initiated by Sponsor, other insured or the insurance carrier.

Primacy of Coverage. The insurance coverage and limits Sponsor is required to maintain hereunder shall be primary to any insurance coverage maintained by the Owner Indemnified Parties and their respective directors, officers, and employees which shall be excess and non-contributory, except in the event of negligence or willful misconduct of Owner. All policies of insurance maintained by Sponsor shall include waivers of subrogation by the insurers in favor of the Owner Indemnified Parties and their respective directors, officers and employees. Sponsor shall require each subcontractor it retains in connection with the work and/or services to be provided under the Agreement to adhere to the same insurance requirements as stated herein and agree in writing to waive any and all rights of subrogation that it may have against the Owner Indemnified Parties and their respective directors, officers and employees. Sponsor's policies of insurance shall all provide for such waivers by endorsement or otherwise, and shall incorporate such waivers on all certificates of insurance.

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Insurance Requirements Are ot Limits. The foregoing requirements and any approval or waiver of said insurance by Owner are not intended to and will not in any manner limit or qualify Sponsor's liabilities, whether imposed by Applicable Law or assumed pursuant to the Agreement, including but not limited to the provisions concerning indemnification. Owner in no way warrants that the minimum limits contained herein are sufficient to protect Sponsor from liabilities that might arise out of the performance of the work and/or services under this Agreement by Sponsor or Sponsor's agents, representatives, employees, or subcontractors, and Sponsor is free to purchase such additional insurance as may be determined necessary.

22. PRIVILEGED LICENSES.  Sponsor acknowledges that certain of the MGM Resorts Group are engaged in businesses that are or may be subject to and exist because of privileged licenses or other permits issued by governmental authorities or other sovereigns. Accordingly, Owner may terminate this Agreement, without penalty or prejudice and without further liability to Sponsor, except that Owner shall refund to Sponsor any unearned prepaid amounts received from Sponsor (to the extent not prohibited by law) if any of the MGM Resorts Group: (a) is directed to cease doing business with Sponsor by any such authority or sovereign; or (b) determines, in its reasonable judgment, that Sponsor might be or is about to be engaged in or involved in any activity or relationship that would or does, or that continuing to be a party to this Agreement is likely to, jeopardize any of the businesses or licenses of any of the MGM Resorts Group (including, without limitation, any denial, suspension or revocation (or the threat thereof)). Further, Sponsor: (i) acknowledges that it is illegal for an applicant to whom a license has been denied, a licensee whose license has been revoked, or a business organization under such a person's control ("Denied Entity"), to enter into, or attempt to enter into, a contract with any of the MGM Resorts Group without the prior approval of certain gaming commissions or licensing authorities; (ii) represents and warrants that it is not a Denied Entity and is not under the control of a Denied Entity; and (iii) agrees that any breach of the foregoing representation and warranty will allow Owner to immediately terminate this Agreement. As used in this Agreement, "MGM Resorl8 Group" means MOM R su1ts International and its subsidiaries, partnerships, joint ventures and other affiliates (including, without limitation, Owner).

23. CONDUCT. Sponsor acknowledges and agrees that Owner and the MGM Resorts Group have a reputation for offering high quality entertainment and/or services to the public, and that it is subject to regulation and licensing, and desire to maintain their reputation and receive positive publicity. Sponsor hereby covenants and agrees to ensure that at all times during and in connection with Sponsor's performance of its obligations under this Agreement, it will conduct itself in conformity with public conventions, morals, and standards of decency and shall not do or commit any act (other than legal action or arbitration arising out of this Agreement) that will tend to degrade Owner, MGM Resorts Group or subject any of them to public hatred, contempt, scorn, ridicule, or disrepute, or to shock or offend the community or to prejudice its or their standing in the community, nor make any oral, written, or recorded private or public comment that is disparaging, critical, defamatory, or otherwise not in the best interest of Owner and any other member of the MGM Resorts Group. Owner shall have the right to immediately terminate the Agreement without further penalty, prejudice or liability to Sponsor and upon a breach of this section or upon any failure by Sponsor to maintain the standards of conduct, reputation, and publicity set forth in this Section. Owner shall use its good faith business judgment in determining whether Sponsor's conduct, reputation, or publicity or those of its or their agents, employees or subcontractors, adversely affects Owner or MGM Resorts Group.

:ltl, ,¥NBA. Owner and Sponsor hereby agree that this Agreement (including, without limitation, all rights and Elements) is subject to and subordinate to (a) all rules and regulations of the WNBA as they presently exist and as they may from time to time be amended or modified and (b) the terms of any existing or future agreements (including, without limitation, marketing agreements, broadcast rights agreements, and advertising agreements) entered into by the WNBA or Enterprises (or any of their affiliated entities). Accordingly, when acting pursuant to an express directive from the WNBA or under the rules of the WNBA, Owner reserves the right to sell to any other entity the marketing, advertising, or broadcast rights of the Owner, even if such grant of rights conflicts directly with the rights granted to Sponsor hereunder. Furthermore, the approval of Enterprises (with which a complete and accurate copy of any agreement entered into by Owner must be filed as soon as possible, but in no event later than within ten (10) days of execution), which may disapprove any such agreement, thereby rendering it null and void. Until a complete and accurate execution copy of this Agreement has been approved by Enterprises in accordance with WNBA rules, this Agreement shall not be effective or binding on either party and performance under the Agreement shall not begin.

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EXHIBIT B

MICHELOB ULTRA ARENA I EVENT SPONSORSHIP GUIDELINES

Mandalay Bay, LLC ("Owner") has entered into various sponsorship agreements with naming rights, founding and venue partners (collectively, the "Promotional Partners") at the Michelob ULTRA Arena (the "Arena") located at Mandalay Bay Resort & Casino. The following guidelines will assist you in understanding how you may operate in the Arena. As used in these guidelines, "Competing Sponsor" means a party engaged by you that is primarily operating in the business of the applicable Promotional Partner's exclusive category (as determined by Owner). Schedule 1 (which Owner may supplement from time-to-time) attached hereto provides general descriptions of the Promotional Partners and their respective exclusive categories.

GENERAL GUIDELINES

a.	All signage (static or electronic), signage content, activations and exact locations thereof are subject to Owner approval. All signage must be installed using Owner-approved vendors or contractors, at your cost.
b.	No existing signage of Owner or any Promotional Partner be removed, obscured, obstructed or covered.
c.	All signage rights given to you are temporary and for the event duration only (and a limited time period before or after, as mutually agreed). No permanent signage is permitted by you and your sponsors.
d.	Ambush marketing is strictly prohibited and is diligently monitored and enforced by Owner.
e.	Use of the Owner-approved name and logo of the Arena (and in accordance with Owner's brand guidelines) to designate the date, time and location of the event is permitted. All other use of intellectual property of Owner, its affiliates or any Promotional Partner is prohibited without the express consent of Owner.
f.	Sampling of products may be permitted, subject to Owner's prior approval in each instance.
g.	Lotteries, raffles, sweepstakes, games of chance and other similar promotions and activities and any form of solicitation for donations are strictly prohibited, unless prior approved in writing by Owner under limited circumstances for certain qualified non-profit organizations.

1.            ARENA FIELD OF PLAY

The "field of play" at the Arena is all signage locations (digital or static) within the bowl of the Arena (e.g. LED ribbons, static and LED signs, basketball floor, the scoreboard, scorer's table, dasherboards, ring mat, fascia board rings, stage, basket stanchions).

Field of play "digital" assets (e.g. scorer's table, LED ribbons and LED or video signs) and certain "static" assets (e.g. basketball floor, ring mat and dasher boards) are primarily reserved for you and your Sponsors during the event. HmYover, Owner and the Promotional PartnP.rs will rr:t in control of such assets before and after the event. All other "static" assets in the field of play (e.g. vomitory signage and other fixed signage) are at all times controlled by the Owner and the Promotional Partners.

2.	OUTSIDE THE ARENA FIELD OF PLAY

The Arena locations which are "outside the field of play" include player tunnels, back of house, concourses, digital or fixed signage on exterior of building, premium areas, clubs and the main lobby, each of which Owner has deemed to be designated hospitality areas.

Public outside the field of play locations are primarily reserved for the Promotional Partners. However, Competing Sponsors and non-Competing Sponsors may display promotional signage in such public locations and conduct temporary commercial and hospitality activations in such public locations, subject to the General Guidelines above; provided that commercial activations by Competing Sponsors may only be conducted in the Arena's main lobby, subject to Owner's approval.

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Private hospitality activations may be conducted by Competing Sponsors and non-Competing Sponsors in private outside the field of play locations (e.g. backstage, back of house and club rooms and other locations licensed by you or your sponsors for private functions) with Owner's prior approval.

3.	SPECIAL RESTRICTIONS - NON-ALCOHOLIC BEVERAGES

Notwithstanding the foregoing, with respect to Competing Sponsors in the non-alcoholic beverage category:

a.	Promotions & Giveaways - Temporary in-Arena promotions conducted by Competing Sponsors may be permitted in the Arena main lobby, subject to the sampling prohibition below and Owner's approval. However, under no circumstances may competitive product- trademarked merchandise, coupons or giveaways be permitted to be sold or distributed in the Arena (e.g. no caps, towels or key chains).
b.	Sampling - No products of a Competing Sponsor may be served, sampled, distributed or poured in the Arena, except (i) consumption by professional and amateur sports teams in accordance with applicable league rules, (ii) consumption by individual high roller or VIP guests, and (iii) at or in connection with private functions or facilities.

4.	SPECIAL GUIDELINES - SAMPLING & DISPLAYS

a.	No Guns. Tobacco or Marijuana - Under no circumstance may guns, tobacco or marijuana or any related products, services, signage, marketing or promotions be displayed, marketed, sampled, distributed or otherwise present in the Arena. Owner reserves all rights to remove any such prohibited item and affiliated persons.
b.	No Destructive Items - Distribution of gum, stickers, writing instruments or products which may be used to damage or deface the Arena is prohibited. Owner reserves all rights to remove any such prohibited item and affiliated persons.
c.	Beverage Displays - Beverage products must be displayed in emptied packaging (e.g. no full cans or bottles) and distributed in Owner-approved drinkware.
d.	Alcoholic Beverage Sampling- No alcohol may be sampled inside the Arena without Owner's prior approval in all respects. All alcoholic sampling products must be purchased by Owner's designated manager or concessionaire, and such manager's or concessionaire's employees must be used to serve the samples, at your cost.

5.	SPECIAL GUIDELINES - GAMING COMPANIES

Sponsors which are affiliated with any casino resort, sports betting platform, online gaming website or are regulaled by a gaming authority (collectively "Gaming Companies") will have similar field of play rights as other sponsors, except that Gaming Companies will not be permitted to display signage or their name or logo on the court, ice rink or court mat; however, Gaming Companies may use the scorer's table, dasher boards or ring posts and ropes. Gaming Companies may also integrate entertainment into the event in conjunction with the event promoter - such as national anthem singers, halftime performances, etc.

For Arena areas outside of the field of play, Gaming Company can: (i) display signage (integrated into the event signage) on a limited basis as determined by Owner, and (ii) conduct "hospitality" activations, but cannot conduct "commercial" activations (e.g. hosting customers in an Owner- designated hospitality area or in a rented area within the Arena is permitted, but commercial activities such as signing up customers for the Gaming Company's loyalty program or taking restaurant reservations are not permitted).

In addition, Gaming Company may cover Owner's (or its affiliates') casino resort property signage in the Arena, subject to Owner's approval and at the sole cost of the applicable Gaming Company. The foregoing restrictions on Gaming Companies are not applicable to Owner or its parents, subsidiaries, affiliates or joint ventures which may own, operate or manage casino resorts, sports betting platforms or online gaming websites.

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SCHEDULE 1 TO EXHIBIT B

Promotional Partners & Exclusive Categories

1.	Non-Alcoholic Beverage Category - Pepsi. Any and all non-alcoholic fountain beverage products and ready-to-drink packaged non-alcoholic beverage products (including energy drinks, bottled water and isotonic beverages), but excluding Red Bull, premium branded bottled water, and beverage products not offered by Pepsi so long as such packaged product is not reasonably matched by another product offered by Pepsi.

2.	Domestic Malt Beverage Category - Anheuser-Busch. All domestic malt beverage products (including alcoholic, non-alcoholic, craft and malt beverages, hard ciders, hard seltzers) and all other beverages legally classified as beer, but excluding other alcoholic beverages (including spirits, wine, and import malt beverages) and other non-alcoholic beverages.

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